Exhibit 24(B)(4)(m)

John Hancock Life Insurance Company (U.S.A.)

Enhanced Termination Value Endorsement

This endorsement attaches to and amends your Policy or your Contract with us. Except where this Endorsement provides otherwise, it is a part of, and subject to, the other terms and conditions of the Variable Annuity Contract to which it is attached. Any capitalized terms not defined in this Endorsement shall have the meaning given to them as defined in the Contract.

Enhancement Percentage applied to Net Amount at Risk [50%]

IMPORTANT TERMS

Death Benefit means either the Standard Death Benefit or the Enhanced Death Benefit as stated in the Contract or in the Enhanced Death Benefit Rider, if applicable.

Offer Period means the period of time as determined by the Company that the Total Buyback Amount will be available to you. We have provided you with a notice of the Offer Period. We have the right to change the Offer Period on a non-discriminatory basis, in which case we will provide you with advance written notice. We also have the right to terminate or modify the Total Buyback Amount at any time prior to our receipt of your acceptance of the offer.

Enhancement Amount

A dollar amount, calculated as of [June 30th 2018] is equal to (1) multiplied by (2) where:

(1) Equals the Death Benefit minus the Accumulated Value (“Net Amount at Risk”); and

(2) Equals the Enhanced Termination Percentage specified above.

The Enhancement Amount is frozen throughout the Offer Period. There is a minimum Enhancement Amount of $250. If your Enhancement Amount equals less than $250, we will add $250 to your Contract Value to calculate the Total Offer Amount.

Total Buyback Amount

The Total BuyBack Amount is equal to the Accumulated Value plus any applicable positive MVA as of the Good Order Date plus the Enhancement Amount. Any withdrawal charges, negative MVA or fees will be waived.

You may accept the Total Buyback Amount offer at any time within the Offer Period. This offer is available to you prior to the Date of Maturity under the Contract if:

(1) You are the Contract Owner;

(2) Death Benefits have not been paid; and

(3) No Death Benefit claim is pending.

Your request will become effective immediately upon our receipt of your request In Good Order at our Customer Service office. We will pay you the Total Buyback Amount as described above.

If you accept the Total Buyback Amount offer, (1) Your entire Contract (which includes any Endorsements, the Enhanced Death Benefit Rider, any other Riders, and any other attachments) will terminate immediately and will have no further value, force, or effect and (2) We will have no further obligation or liability under the Contract.

Signed for John Hancock Life Insurance Company (U.S.A.) :

Secretary

END.GMDBEV.2018